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                             June 4, 2024

       Marie Myers
       Executive Vice President and Chief Financial Officer
       Hewlett Packard Enterprise Co
       1701 East Mossy Oaks Road
       Spring, Texas 77389

                                                        Re: Hewlett Packard
Enterprise Co
                                                            Current Report on
Form 8-K
                                                            Filed January 19,
2024
                                                            File No. 001-37483

       Dear Marie Myers:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Current Report on Form 8-K filed January 19, 2024

       Item 1.05 Material Cybersecurity Incidents

   1. We note the statement that you experienced a cybersecurity incident, and your investigation of the
incident and its scope remains ongoing. Please advise us as to why you determined to file
under Item 1.05 of Form 8-K given the statement that the incident has not had a material
impact on your operations, and you have not determined the
                                                        incident is reasonably
likely to materially impact your financial condition or results of operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Marie Myers
Hewlett Packard Enterprise Co
June 4, 2024
Page 2



       Please contact Irene Paik at 202-551-6553 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameMarie Myers                            Sincerely,
Comapany NameHewlett Packard Enterprise Co
                                                         Division of
Corporation Finance
June 4, 2024 Page 2                                      Office of Life
Sciences
FirstName LastName